UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-25

HIGH-GRADE GOLD/SILVER ZONES AT CERRO MORO ALSO YIELD SIGNIFICANT LEAD/ZINC GRADES

Vancouver, B. C., October 18, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports combined lead/zinc assays up to 6.6% associated with previously reported bonanza gold/silver grades from the Escondida Vein at Cerro Moro, Santa Cruz Province, Argentina.

Separately, significant new results from the final drill holes in the recently-completed 10,000 meters of drilling at Cerro Moro include the following at Escondida:

•	3.25 metres (“m”) (10.7 feet (“ft”)) at a grade of 33.8 grams per tonne (“g/t”) gold (1.0 oz/ton) and 540 g/t silver (15.7oz/ton) in hole MD139; and

•	5.7 m (18.7 ft) at a grade of 10.2 g/t gold (0.3 oz/ton) and 367 g/t silver (10.6 oz/ton) in hole MD140.

Significant gold/silver and base metal results from the Escondida vein include the following (gold and silver results have been previously reported):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equiv. (g/t)*	Copper %	Lead %	Zinc %
MD064	37.55	38.60	1.05	105.8	7,142	224.8	0.6	2.4	4.2
MD082	131.30	132.89	1.59	220.1	427	227.2	0.2	1.5	0.8
MD089	78.08	78.40	0.32	263	9,370	419.2	0.1	1.4	3.7
MD098	79.30	80.40	1.10	419.9	13,630	647.1	0.4	2.1	3.4
MD106	44.48	44.83	0.35	62.3	7,590	188.8	0.1	1.1	1.4
MD112	100.40	102.34	1.94	56.6	3,819	120.3	0.3	0.9	1.7
MD115	55.00	55.41	0.41	99.0	5,380	188.7	0.3	2.7	3.1

Exeter’s Chairman, Yale Simpson, commented: “Assay results confirm that elevated lead, zinc and copper are associated with high grade gold and silver drill intercepts. Results from preliminary metallurgical testwork should be available shortly.

“It is important to note that, despite the presence of these base metals, the ore mineralogy would suggest that we might expect high gold and silver recoveries in the testing program. Furthermore, comprehensive assays for a wide range of other elements in the ore indicate that there are no metals present which are likely to adversely affect either metallurgical recoveries or the environment.

“Current drilling at Cerro Moro is focused on potential new ore zones located away from the known high-grade zones, with a view to establishing the potential for a significant gold/silver resource on the property. To prioritize drill targets, we are using an array of geophysical techniques and simple geological extrapolation of known mineralization under shallow gravels.

“Drilling is continuing at Cerro Moro, with assays from drill holes completed since we passed the 10,000 metre milestone expected in late October or early November.”

1

To view all significant base metal assay results, at a cut-off grade of 1.0 g/t gold equivalent*, click on the link to the table of results below.

Link to table: For a tabulation of significant base metal results from all high grade gold and silver drill intervals, separated by deposits, please click here.

To enlarge the above map, please click on it

New Drilling Results

Significant assay results, at a cut-off grade of 1.0 g/t gold equivalent*, from five new diamond drill holes on the Escondida Vein include the following:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents (g/t)*
MD135	76.00	78.20	2.20	9.3	140	11.6
MD137	72.28	73.13	0.85	20.9	200	24.2
including	72.78	73.13	0.35	35.9	325	41.3
MD139	30.72	33.97	3.25	33.8	540	42.8
including	31.11	32.75	1.64	63.4	851	77.6
including	32.00	32.45	0.45	134.5	1,040	151.8
MD140	79.56	85.25	5.69	10.5	367	16.6
including	82.58	83.30	0.72	25.4	321	30.8
including	83.90	84.63	0.73	40.4	1,320	62.4
and	109.00	110.76	1.76	7.0	1,404	30.4
including	110.48	110.76	0.28	35.2	5,960	134.5

2

MD142	118.50	118.80	0.30	1.4	205	4.8
and	139.95	140.32	0.37	32.8	3,330	88.3

*	Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

**	No full multi-element suite over the intersection.

This news release includes the final assay results for all of the Exeter drilling up to and including drill hole MD142, the final hole completing the required 10,000 metres of drilling that triggered Cerro Vanguardia S.A.’s (“CVSA”) contractual right to back-in to a 60 percent interest in the Cerro Moro Project. In early September, Exeter provided notice, which included all relevant geological and technical data and results obtained from exploration and prospecting work conducted on the project to that time, to CVSA that it had completed the required 10,000 meters of drilling. CVSA now has 45 days in which to decide whether or not to exercise its back-in right. Should CVSA not exercise its back-in right, its interest will revert to a 2% net smelter return.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade*, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Two methods have been used to assay a multi-element suite; the first provides 34 elements by aqua regia acid digestion and ICP-AES and was used through zones classified as weakly mineralized. The second method provides 47 elements by HF - HNO3 - HClO4 acid digestion, a HCl leach and a combination of ICP-MS and ICP-AES and was used through the main mineralized/veined zones. Samples returning greater than 10,000 ppm Ag, Pb or Zn are assayed by HF - HNO3 - HClO4 acid digestion, a HCl leach and ICP-AES or AAS finish.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

3

Cerro Moro is one of 12 epithermal gold and silver properties held under a strategic agreement with CVSA. Drilling is scheduled to continue without interruption at Cerro Moro, with a view to establishing a high grade open pit gold-silver mine.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche Gold Porphyry Project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company recently filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

4

SIGNIFICANT BASE METAL RESULTS FROM ALL HIGH GRADE GOLD AND SILVER DRILL INTERVALS, SEPARATED BY DEPOSITS

NEWS RELEASE NR 07-25 DATED OCTOBER 18, 2007

Assay results, at a cut-off grade of 1.0 g/t gold equivalents* are given below:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equiv. (g/t)*	Cu %	Pb %	Zn %
Escondida
MD061	38.53	41.20	2.67	27.3	245	30.8	0.03	0.06	0.03
including	39.26	40.69	1.43	50.1	436	56.3	0.06	0.12	0.07
MD064	36.00	39.40	3.40	34.5	2,353	73.8	0.18	0.75	1.31
including	37.55	38.60	1.05	105.8	7,142	224.8	0.56	2.39	4.20
MD065	41.48	42.50	1.02	1.5	54	2.4	0.09	0.04	0.05
MD082	131.30	135.00	3.70	94.9	211	98.4	0.08	0.64	0.36
including	131.30	132.89	1.59	220.1	427	227.2	0.18	1.47	0.80
MRC084	22.00	30.00	8.00	9.2	277	13.8	<0.01	0.13	0.01
including	22.00	23.00	1.00	31.4	295	36.3	<0.01	0.10	0.01
and	29.00	30.00	1.00	39.7	1,590	66.2	0.01	0.19	0.01
MD085	62.00	63.27	1.27	3.6	52	4.4	0.03	0.19	0.37
including	62.33	62.85	0.52	6.7	79	8.0	0.02	0.16	0.24
MD087	30.06	32.07	2.01	19.1	409	25.9	0.04	0.09	0.10
including	31.03	32.07	1.04	35.9	747	48.3	0.05	0.13	0.13
MD088	35.40	38.10	2.70	6.7	288	11.5	0.07	0.07	0.11
including	36.60	37.30	0.70	13.6	646	24.3	0.21	0.19	0.32
MD089	77.15	80.00	2.85	30.3	1,173	49.8	0.01	0.19	0.44
including	78.08	78.40	0.32	263	9,370	419.2	0.06	1.44	3.70
MD090	68.00	69.70	1.70	49.7	346	55.4	0.05	0.13	0.20
including	68.00	69.15	1.15	70.9	341	76.6	0.03	0.11	0.19
MD091	84.52	88.90	4.38	37.3	221	35.6	0.02	0.03	0.04
including	85.50	85.85	0.35	431.0	562	440.4	0.15	0.22	0.19
including	88.60	88.90	0.30	24.6	2,270	62.4	0.03	0.06	0.06
MD095	40.10	42.00	1.90	1.6	82	3.0	<0.01	0.14	0.01
and	43.10	45.95	2.85	48.7	1,773	78.3	0.13	0.22	0.02
including	43.85	44.30	0.45	246.0	5,450	151.6	0.01	0.19	0.01
MD096	10.68	12.90	2.22	22.7	438	30.0	0.01	0.06	0.01
including	11.00	12.00	1.00	44.6	919	59.9	0.01	0.05	0.02
MD098	77.49	81.32	3.83	127.2	4,281	198.6	0.13	0.66	1.09
including	78.88	81.32	2.44	198.7	6,662	309.7	0.20	1.03	1.70
including	79.30	80.40	1.10	419.9	13,630	647.1	0.40	2.08	3.44
MD104a	155.00	159.00	4.00	3.6	101	5.3	0.01	0.05	0.04
including	155.00	156.00	1.00	6.9	8	7.0	<0.01	0.01	0.01
Including	156.75	157.21	0.46	3.9	371	10.1	0.02	0.26	0.19

including	158.00	159.00	1.00	4.7	175	7.6	<0.01	0.01	0.02
MD105	105.47	110.00	4.53	1.9	286	6.6	0.01	0.07	0.17
including	105.47	106.38	0.91	8.3	1,227	28.8	0.01	0.26	0.71
MD106	28.50	32.00	3.50	61.8	1,887	93.2	0.12	0.17	0.01
including	29.40	30.41	1.01	212.1	6,068	313.2	0.38	0.43	0.04
and	43.00	46.00	3.00	9.5	1,018	26.5	0.02	0.13	0.18
including	44.48	44.83	0.35	62.3	7,590	188.8	0.07	1.08	1.42
MD107	85.84	86.17	0.33	2.4	26.6	2.9	0.11	0.13	0.15
MD108	23.08	24.06	0.98	18.2	619	28.5	0.04	0.06	0.08
MD109	126.50	128.73	2.23	2.7	86	4.1	0.01	0.01	0.02
including	126.80	127.20	0.40	10.5	259	14.8	0.02	0.05	0.09
MD110	26.00	29.08	3.08	24.6	538	33.6	0.03	0.10	0.14
including	27.39	29.08	1.69	43.3	971	59.5	0.06	0.17	0.25
MD111	26.80	27.78	0.98	79.2	572	88.7	0.17	0.31	0.37
including	27.40	27.78	0.38	197.0	1,230	217.5	0.41	0.78	0.89
MD112	100.40	130.66	3.26	34.0	2,331	72.9	0.17	0.53	1.06
Including	100.40	102.34	1.94	56.6	3,819	120.3	0.27	0.87	1.75
MD115	54.35	55.73	1.38	51.4	3,305	106.5	0.18	1.05	1.15
including	55.00	55.41	0.41	99.0	5,380	188.7	0.29	2.74	3.10
MD117	43.99	45.60	1.61	19.5	93	21.0	0.04	0.05	0.06
including	44.88	45.60	0.72	34.4	155	36.9	0.09	0.11	0.11
MD118	50.63	52.60	1.97	49.9	80	51.2	0.03	0.05	0.04
including	52.30	52.60	0.30	198.5	172	201.4	0.03	0.18	0.14
MD123	32.74	37.00	4.26	3.0	141	5.3	**	**	**
including	33.80	34.75	0.95	8.6	315	13.8	0.01	0.06	0.06

MD135	76.00	78.20	2.20	9.3	140	11.6	0.11	0.11	0.16
MD137	72.28	73.13	0.85	20.9	200	24.2	0.09	0.11	0.13
including	72.78	73.13	0.35	35.9	325	41.3	0.06	0.09	0.11
MD139	30.72	33.97	3.25	33.8	540	42.8	0.07	0.03	0.02
including	31.11	32.75	1.64	63.4	851	77.6	0.10	0.05	0.03
including	32.00	32.45	0.45	134.5	1,040	151.8	0.11	0.03	0.01
MD140	79.56	85.25	5.69	10.5	367	16.6	**	**	**
including	82.58	83.30	0.72	25.4	321	30.8	0.04	0.39	0.51
including	83.90	84.63	0.73	40.4	1,320	62.4	0.07	0.32	0.42
and	109.00	110.76	1.76	7.0	1,404	30.4	0.01	0.25	0.19
including	110.48	110.76	0.28	35.2	5,960	134.5	0.03	1.35	0.99
MD142	118.50	118.80	0.30	1.4	205	4.8	0.04	0.14	0.30
and	139.95	140.32	0.37	32.8	3,330	88.3	0.02	0.07	0.02

Loma Escondida
MD092	18.90	20.30	1.40	51.2	1,679	79.2	0.01	0.32	0.02

including	19.23	20.00	0.77	90.9	2,930	139.7	0.02	0.54	0.03
MD094	12.49	12.79	0.30	4.8	348	10.6	<0.01	0.10	<0.01
MD130	27.41	28.72	1.31	77.9	4,153	147.1	0.06	0.53	0.04
including	27.41	27.78	0.37	261.0	13,183	480.7	0.18	1.75	0.07
MD131	21.00	23.00	2.00	4.3	305	9.4	0.02	0.02	0.02
including	21.00	21.76	0.76	8.4	546	17.4	0.03	0.04	0.02

Carla
MD066	27.53	27.90	0.37	40.4	1,040	57.7	0.06	0.19	0.19
and	31.30	35.75	4.45	19.3	586	29.0	0.06	0.05	0.03
including	31.30	34.15	2.85	29.6	873	44.2	0.09	0.08	0.04

Patricia
MD067	49.64	51.10	1.46	7.5	937	23.1	0.03	0.11	0.06
including	50.03	50.60	0.57	18.1	2,290	56.2	0.05	0.23	0.13
MD069	49.40	49.89	0.49	1.3	162	4.0	0.01	0.05	0.04

Esperanza
MD076	42.58	45.60	3.02	5.6	654	16.5	0.06	0.18	0.05
including	42.58	43.26	0.68	6.7	1,035	24.0	0.05	0.26	0.03
including	45.30	45.60	0.30	17.4	1,220	37.7	0.03	0.06	0.01
MD077	33.23	34.89	1.66	1.1	123	3.1	0.03	0.07	0.05
including	33.73	34.89	1.16	1.4	159	4.1	0.04	0.09	0.07
MD099	33.70	48.73	15.03	1.2	78	2.5	0.01	0.08	0.01
including	35.33	38.87	3.54	3.3	190	6.5	0.03	0.18	0.01
MD100	36.95	40.25	3.30	6.9	206	10.3	0.02	0.38	0.02
MD101	32.37	38.46	6.09	7.5	141	9.9	0.04	0.28	0.02
including	35.00	38.00	3.00	13.3	248	17.5	0.07	0.35	0.02
MD102	39.77	40.77	1.00	1.5	121	3.5	0.02	0.14	0.03
MD103	9.04	10.55	1.51	10.7	341	16.4	0.04	0.31	0.09
including	9.61	10.55	0.94	17.1	511	25.6	0.05	0.37	0.07
MD126	104.00	106.67	2.67	1.0	70	2.2	0.09	1.43	0.36
including	106.26	106.67	0.41	5.0	42	5.8	0.08	1.78	0.11
MD141	52.18	54.83	2.65	4.7	458	12.3	0.06	0.20	0.24
including	53.40	54.26	0.86	9.8	937	25.4	0.08	0.21	0.23

Notes:

*	Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

**	No full multi-element suite over intersection.

Newly presented results include holes MD135, MD137, MD139, MD140 and MD142 from the Escondida prospect; and holes MD126 and MD141 from the Esperanza prospect.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade*, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Two methods have been used to assay a multi-element suite; the first provides 34 elements by aqua regia acid digestion and ICP-AES (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Ti, Tl, U, V, W, and Zn), and was used through zones classified as weakly mineralised. The second method provides 47 elements by HF - HNO3 - HClO4 acid digestion, a HCl leach and a combination of ICP-MS and ICP-AES (Ag, Al, As, Ba, Be, Bi, Ca, Cd, Ce, Co, Cr, Cs, Cu, Fe, Ga, Ge, Hf, In, K, La, Li, Mg, Mn, Mo, Na, Mb, Ni, P, Pb, Rb, Re, S, Sb, Se, Sn, Sr, Ta, Te, Th, Ti, Tl, U, V, W, Y, Zn and Zr), and was used through the main mineralised/veined zones. Samples returning greater than 10,000 ppm Ag, Pb or Zn are assayed by HF - HNO3 - HClO4 acid digestion, a HCl leach and ICP-AES or AAS finish.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 24, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary